Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-165987
April 23, 2010
Charm Communications Inc.
     Charm Communications Inc., or Charm Communications, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Charm Communications has filed with the SEC for more complete information about Charm Communications and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents Charm Communications has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Charm Communications, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-800-221-1037 (calling this number is not toll free outside the United States). You may also access Charm Communications’ most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1485487/000095012310037543/h03022a2fv1za.htm.
     This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to Charm Communications’ registration statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on April 23, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which forms part of Amendment No. 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The disclosure regarding Charm Communications’ operating expenses under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Expenses” has been revised.
     The relevant disclosure (as amended) on pages 60 to 61 is set forth below:
     Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and business development expenses. We also account for the cost of procuring market research and data from third party industry sources as selling and marketing expenses because we routinely use such research and data in connection with our selling and marketing activities. Selling and marketing expenses accounted for approximately 12.2%, 8.6% and 10.4% of our total revenues in 2007, 2008 and 2009, respectively. We expect the amount of our selling and marketing expenses to increase as an absolute amount in the near future with the expansion of our business in general. However, we expect the amount of our selling and marketing expenses to remain stable as a percentage of our total revenues in the near future, as we expect the benefits of our economies of scale and increased total revenues from our continued growth to be largely offset by (i) the increase in our personnel related expenses to strengthen our service capabilities to offer integrated services, in particular, building a team of professionals to develop our Internet advertising agency business and (ii) the ramp-up of our joint venture with Aegis Media.
     General and Administrative. Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance and utilities. General and administrative expenses accounted for approximately 2.2%, 3.5% and 5.2% of our total revenues in 2007, 2008 and 2009, respectively. We expect our general and administrative expenses to increase as an absolute amount in the near future as we incur additional costs in connection with the expansion of our business in general and our operations as a publicly traded company, which include costs related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations. However, we expect the amount of our general and administrative expenses to decrease as a percentage of our total revenues in the near future as we expect the benefits of our economies of scale and increased total revenues from our continued growth to only be partially offset by the increased expenses as of result of being a public company.

     The disclosure regarding Charm Communications’ share-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation” has been revised.
     The relevant disclosure in tabular format (as amended) on page 64, which relates to certain information concerning options granted to Charm Communications’ directors, employees and consultants, is set forth below:

	Number of Ordinary		Fair Value of	Fair Value of
	Shares Underlying	Option Exercise	Options at	Ordinary
Grant Date	Options Granted	Price Per Share	Date of Grant	Shares	Type of Valuation
		(US$/Share)	(US$/Share)	(US$/Share)

April 8, 2008	6,162,300	1.00	1.43-1.51	2.35	Contemporaneous
July 7, 2008	750,000	3.15	1.19-1.31	3.35	Contemporaneous
September 2, 2008	136,000	3.15	1.26	3.29	Contemporaneous
January 15, 2009	750,000	3.15	0.66	2.02	Contemporaneous
November 1, 2009	1,078,000	3.40	1.82-1.91	4.00	(1)
April 9, 2010	730,000	3.40	2.62-2.70	5.00	(2)

(1)	The fair value of ordinary shares was determined based on an arm’s length transaction in which we issued ordinary shares to a third party for cash.

(2)	The fair value of ordinary shares was determined based on the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus.
     The relevant disclosure in tabular format (as amended) on page 64, which relates to the assumptions used to determine the fair value of the options at the relevant grant dates, is set forth below:

	April 8, 2008	July 7, 2008	September 2, 2008	January 15, 2009	November 1, 2009	April 9, 2010

Risk-free interest rate	2.76%-3.44%	4.08%-4.64%	4.42%	3.6%	2.24%-2.68%	2.08%-2.56%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	0.50-0.52	0.419-0.435	0.427	0.583	0.540-0.607	0.546-0.580
Expected term (in years)	1.50-2.66 years	2.91-3.58 years	3.58 years	3.56 years	2.75-3.74 years	3.02-3.58 years

Fair value of share option	US$1.43-US$1.51	US$1.19-US$1.31	US$1.26	US$0.66	US$1.82-US$1.91	US$2.62-US$2.70

Principal and Selling Shareholders
     The disclosure regarding the selling shareholder participating in this offering has been has been revised.
     The relevant disclosure in tabular format (as amended) on pages 116 to 117 is set forth below:

Ordinary shares
	Beneficially						Percentage of
	Owned Prior to		Ordinary shares Being Sold in		Shares Beneficially		Votes Held After
	This Offering		This Offering		Owned After This Offering		This Offering
	Number	%	Number	%	Number	%	%

Directors and Executive Officers:
He Dang†(1)	46,274,583	72.7%	—	—	46,274,583	58.4%	69.3%
J. Partick Ståhle(2)	12,390,000	19.8%	—	—	12,390,000	15.9%	18.9%
Andrew J. Rickards	*	*	—	—	*	*	*
Zhan Wang	*	*	—	—	*	*	*
Lee C.H. Li	*	*	—	—	*	*	*
Wei Zhou	*	*	—	—	*	*	*
Xiao Kun	*	*	—	—	*	*	*
Amy Peng	*	*	—	—	*	*	*
Weimin Li	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group(3)	58,953,094	92.2%	—	—	58,953,094	74.1%	87.9%
Other Principal Shareholders:
Aegis Media Pacific Ltd.(4)	12,390,000	19.8%	—	—	12,390,000	15.9%	18.9%
Chaview Investments Limited(5)(6)	5,000,000	8.0%	—	—	5,000,000	6.4%	7.6%

*	Less than 1%.

†	He Dang is the sole shareholder of the selling shareholder, Merry Circle Trading Limited, which has granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 1,171,875 additional ADSs. If the underwriters exercise this over-allotment option in full, He Dang would beneficially own 43,930,833 shares of our ordinary shares after this offering, representing 55.4% of our ordinary shares and 67.7% of the votes of our ordinary shares.

(1)	Includes 44,016,250 ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 ordinary shares owned by Honour Idea Limited, a British Virgin Island Company Mr. He Dang is the sole shareholder and sole director of Merry Circle Trading Limited and Honour Idea

Limited. The business address of Mr. He Dang is c/o Charm Communications Inc., 26th floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.

(2)	Includes 12,390,000 ordinary shares held by Aegis Media Pacific Ltd. Mr. Ståhle disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(3)	Includes (i) ordinary shares beneficially owned by all of our directors and executive officers as a group and (ii) ordinary shares issuable upon the exercise of all options that are exercisable within 60 days of this offering held by all of our directors and executive officers as a group.

(4)	The mailing address of Aegis Media Pacific Ltd. is Parker Tower, 43-49 Parker Street, London, England, WC2B 5P5. Aegis Media Pacific Ltd. is a wholly-owned subsidiary of Aegis Group plc. J. Patrick Ståhle is the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, and disclaims beneficial ownership of the ordinary shares held by Aegis Media except to the extent of any pecuniary interest therein.

(5)	Includes 5,000,000 ordinary shares convertible from our outstanding Series A preferred shares held by Chaview Investments Limited. The mailing address of Chaview Investments Limited is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited. The mailing address of AIF Capital Asia III GP Limited is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(6)	He Dang and Merry Circle Trading Limited have granted Chaview Investments Limited a put option to cause either of He Dang and Merry Circle Trading Limited to purchase all or part of the 5,000,000 ordinary shares converted from our Series A preferred shares held by Chaview Investments Limited in one or more transactions. This put option expires on the earlier of (i) the date this offering is completed, if this offering meets certain thresholds, or (ii) one year after the expiration of the lock-up arrangement Chaview Investments Limited entered into in connection with this offering.
Notes to the Consolidated Financial Statements for the Years Ended December 31, 2007, 2008 and 2009
     The disclosure regarding Charm Communications’ share-based compensation under “Notes to the Consolidated Financial Statements for the Years Ended December 31, 2007, 2008 and 2009 — 21. Subsequent Events” has been revised by adding the following sentence on page F-30:
     After considering the estimated forfeiture rate of 23.3%, the total share-based compensation expense to be recognized in relation to the April 9, 2010 grant is US$1,510.